02006657

SE[illegible] [illegible]ES [illegible]E COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-51687

RECEIVED FEB 27 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DG Financial Markets LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

609 Fifth Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerhard Summerer (212) 745-1609
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gerhard Summerer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DG Financial Markets LLC, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

G. Summerer
Signature

President
Title

Betty S Band 2/1/2002
Notary Public
BETTY S. BAND
Notary Public, State of New York
No. 43-4809793
Qualified in Richmond County
*Certificate Filed in Co.
Commission Expires Dec. 31 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DG Financial Markets LLC

Statement of Financial Condition

As of December 31, 2001



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors and Member of
DG Financial Markets LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of DG Financial Markets at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 4, 2002

DG Financial Markets LLC
Statement of Financial Condition
December 31, 2001

Assets

Cash and cash equivalents	$ 7,738,653
Securities owned, at fair value	25,291,451
Furniture, equipment and leasehold improvements net of accumulated depreciation and amortization of $57,645	255,268
Interest receivable	89,732
Receivable from Parent	13,172
Other assets	9,729
Total assets	$ 33,398,005

Liabilities and Member's Equity

Liabilities	
Accounts payable and accrued expenses	$ 289,404
Total liabilities	289,404
Member's equity	33,108,601
Total liabilities and member's equity	$ 33,398,005

The accompanying notes are an integral part of this financial statement.

1. **Nature of Business and Organization**

DG Financial Markets LLC (the "Company"), is a wholly owned subsidiary of DZ Bank (the "Parent") formerly DG Bank. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company acts as a broker for U.S. institutions' trades in foreign securities executed through affiliates on a delivery versus payment basis.

2. **Significant Accounting Policies**

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of this financial statement. Actual results could differ from those estimates.

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business. The Company maintains the majority of its cash and cash equivalents at a New York money center bank.

Securities owned consisted of corporate bonds and are recorded at fair value. The fair value of these corporate bonds are based on quoted market prices. These bonds are held at a New York money center bank.

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization.

At December 31, 2001, the Company's financial instruments, including receivables from the Parent, interest receivable, and accounts payable and accrued liabilities, are short term in nature and are thus carried at fair value or amounts approximating fair value.

3. **Concentration of Credit Risk**

In the normal course of business, the company's clearing brokers are exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts. The clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing brokers for losses that the clearing broker may sustain from the customer accounts introduced by the Company and the Company's securities can be sold or rehypothecated by clearing brokers. As of December 31, 2001, there were no such amounts owed to the clearing broker by these customers.

4. **Income Taxes**

At December 31, 2001, the Company has a deferred tax asset of approximately $357,00 consisting primarily of the tax effect of net operating loss carryforward. Since based on available evidence, it is more likely than not that the deferred tax asset will not be realized, a valuation allowance in the same amount was established.

5. Related Party Transactions

The Parent provides office space and certain administratives services to the Company.

The Company participates in a health plan with the Parent.

Cash balances of $47,730 are on deposit with affiliates at December 31, 2001.

Commission receivables from the Parent were $13,172 at December 31, 2001.

6. Net Capital

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to $100,000 or 6-2/3% of aggregate indebtedness (as defined), whichever is greater. At December 31, 2001, the Company had net capital and excess net capital of $28,988,984 and $28,888,984, respectively. The ratio of aggregate indebtedness to net capital was approximately .01 to 1.

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(i).